

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2021

Jennifer Deason
Chief Executive Officer and President
Belong Acquisition Corp.
c/o Ledgewood PC
Two Commerce Square
2001 Market Street, Suite 3400
Philadelphia, PA 19103

> **Re: Belong Acquisition Corp.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed June 22, 2021**
> **File No. 333-253857**

Dear Ms. Deason:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 5 to Registration Statement on Form S-1

General

1. We note your disclosure on pages 59 and 126 state that the federal district courts of the United States will be the exclusive forum for actions arising under the Securities Act. Please ensure that the forum selection provision in Section 12.1 of your Amended and Restated Certificate of Incorporation states this clearly.

2. We note you disclose that up to 10 anchor investors have expressed an interest to purchase up to 9.9% each of the units sold in this offering. Please revise your filing to identify such anchor investors and disclose the aggregate percentage of shares that will be held by the

anchor investors if they purchase the maximum amount of shares in this offering, and the impact on the percentage of public shares needed to approve an acquisition if the sponsor member and anchor investors purchase the maximum amount of units in the offering and vote them in favor of the transaction. Additionally, please disclose the percentage needed assuming only the minimum number of stockholders required to be present at the stockholders' meeting held to approve the initial business combination are present at the meeting. Please also include risk factor disclosure addressing the risk that the anchor investors' interest in founder shares may provide an incentive to vote in favor of any business combination.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Kevin Dougherty, Staff Attorney, at (202) 551- 3271 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Mark Rosenstein